CONSOLIDATED BALANCE SHEETS

unaudited ($000s)	June 30, 2006	December 31, 2005
ASSETS
Current Assets
Accounts receivable	$229,834	$ 140,907
Prepaid expenses and deposits	20,216	11,630
	250,050	152,537
Property, plant and equipment, net (Note 3)	3,712,253	1,317,917
Goodwill (Note 2)	936,869	87,954
Deferred financing charges, net of amortization	454	689
Deferred costs	–	12,000
Total assets	$ 4,899,626	$ 1,571,097

LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$ 236,276	$ 157,368
Distributions payable	46,582	17,834
Financial derivative liability (Note 9)	53,239	22,965
	336,097	198,167
Bank debt (Note 4)	893,792	309,146
Convertible debentures (Note 6)	36,850	16,289
Financial derivative liability (Note 9)	28,968	8,763
Future income taxes	233,336	202,110
Asset retirement obligations (Note 5)	123,035	68,235
	1,652,078	802,710
Non-controlling interest (Note 7)	–	3,804

UNITHOLDERS’ EQUITY
Capital (Note 7)	3,742,896	1,087,459
Convertible debentures (Note 6)	4,495	–
Contributed surplus	–	40,836
Accumulated earnings	303,939	161,869
Accumulated distributions (Note 8)	(803,782)	(525,581)
	3,247,548	764,583
Total liabilities and unitholders’ equity	$ 4,899,626	$ 1,571,097

See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board of Directors:

Jack C. Lee Chairman of the Board	J. Paul Charron, CA President and Chief Executive Officer

CONSOLIDATED STATEMENTS OF EARNINGS
AND ACCUMULATED EARNINGS

	Three months ended June 30		Six months ended June 30
unaudited ($000s except per unit amounts)	2006	2005	2006	2005
REVENUE
Petroleum and natural gas sales	$ 341,205	$ 177,501	$ 691,551	$ 348,702
Royalty expense (net of Alberta Royalty Tax Credit)	(65,095)	(37,120)	(132,219)	(74,294)
	276,110	140,381	559,332	274,408
EXPENSES
Operating	56,082	29,260	111,647	59,300
Transportation	4,292	2,224	8,736	4,319
General and administrative	11,422	5,206	19,293	10,001
Interest on bank debt	11,103	3,687	20,289	6,644
Interest on convertible debentures	1,456	1,475	2,116	3,029
Unit-based compensation	11,697	2,695	18,670	5,127
Depletion, depreciation and amortization	149,972	57,578	300,490	115,869
Accretion of asset retirement obligations	2,457	1,173	4,908	2,346
Realized loss on financial derivatives (Note 9)	5,646	16,471	13,675	27,571
Unrealized loss (gain) on financial derivatives (Note 9)	(2,372)	(5,983)	(7,306)	50,156
	251,755	113,786	492,518	284,362
Earnings (loss) before taxes	24,355	26,595	66,814	(9,954)
Provision for capital taxes	1,056	1,093	3,782	1,776
Future income tax recovery (Note 10)	(59,576)	(1,971)	(79,038)	(22,378)

NET EARNINGS	82,875	27,473	142,070	10,648
Accumulated earnings, beginning of period	221,064	79,196	161,869	96,021
Accumulated earnings, end of period	$ 303,939	$ 106,669	$ 303,939	$ 106,669
Net earnings per unit (2005 restated – Note 1)
Basic	$ 0.41	$ 0.31	$ 0.71	$ 0.12
Diluted	$ 0.40	$ 0.31	$ 0.69	$ 0.12
Weighted average units outstanding (2005 restated – Note 1)
Basic	201,998	87,572	201,370	87,148
Diluted	207,142	88,749	206,894	88,319

See accompanying notes to consolidated financial statements.

  Q2 2006 Canetic Resources Trust   1

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30		Six months ended June 30
unaudited ($000s)	2006	2005	2006	2005
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING ACTIVITIES
Net earnings	$ 82,875	$ 27,473	$ 142,070	$ 10,648
Adjustments for:
Unit-based compensation	11,697	2,246	18,670	4,678
Depletion, depreciation and amortization	149,972	57,578	300,490	115,869
Accretion	2,457	1,173	4,908	2,346
Unrealized loss (gain) on financial derivatives	(2,372)	(5,983)	(7,306)	50,156
Future income tax recovery	(59,576)	(1,971)	(79,038)	(22,378)
Asset retirement costs incurred	(2,468)	(1,990)	(5,924)	(2,250)
Changes in non-cash operating working capital	57,080	11,854	(26,693)	(43,231)
	239,665	90,380	347,177	115,838
FINANCING ACTIVITIES
Proceeds from bank debt	59,975	(5,690)	150,523	45,265
Proceeds from issuance of units, net of issue costs	12,011	2,722	16,350	5,059
Distributions to unitholders	(139,236)	(51,242)	(272,115)	(101,919)
Changes in non-cash financing working capital	–	99	–	298
	(67,250)	(54,111)	(105,242)	(51,297)
	172,417	36,269	241,937	64,541
INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(23,869)	(8,726)	(23,869)	(8,726)
Disposition of petroleum and natural gas properties	–	2,777	–	4,610
Corporate acquisitions, net of cash	(36,000)	–	(36,000)	–
Capital expenditures	(88,487)	(36,309)	(155,852)	(63,033)
Changes in non-cash investing working capital	(24,061)	5,989	(26,216)	2,608
Cash used in investing activities	(172,417)	(36,269)	(241,937)	(64,541)
Cash beginning and end of period	$ –	$ –	$ –	$ –
The Trust paid the following cash amounts:
Interest paid	$ 13,453	$ 4,060	$ 26,895	$ 9,052
Capital taxes paid	$ 4,029	$ 1,582	$ 10,475	$ 1,582

See accompanying notes to consolidated financial statements.

Canetic Resources Trust   Q2 2006

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts, except per unit, expressed in $000s, unaudited)

1.

SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Canetic Resources Trust (“Canetic”) have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual consolidated financial statements for Acclaim Energy Trust (“Acclaim”) for the year ended December 31, 2005. Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted. These interim financial statements should be read in conjunction with the Acclaim 2005 audited annual consolidated financial statements.

The business combination of Acclaim and StarPoint Energy Trust (“StarPoint”) which occurred on January 5, 2006, was accounted for as an acquisition of StarPoint by Acclaim. The comparative figures for the prior year are the financial position, results of operations and cash flows of Acclaim only. All disclosures of units and per unit amounts of Acclaim up to the business combination on January 5, 2006, have been restated using the exchange ratio of 0.8333 of a Canetic trust unit for each Acclaim trust unit.

2.

STARPOINT ARRANGEMENT

Acclaim and StarPoint merged on January 5, 2006 pursuant to a Plan of Arrangement (“Arrangement”), which resulted in the creation of Canetic. Each Acclaim unitholder received 0.8333 of a Canetic trust unit for each trust unit they owned and each StarPoint unitholder received one Canetic trust unit for each trust unit they owned. Unitholders in both Acclaim and StarPoint also received common shares in a new publicly-listed junior exploration company, TriStar Oil & Gas Ltd. (“TriStar”), which was formed with assets from both Acclaim and StarPoint. Each Acclaim unitholder received 0.0833 of a TriStar common share for each trust unit they owned and each StarPoint unitholder received 0.1000 of a TriStar common share for each trust unit they owned. In addition, each Acclaim unitholder received 0.0175 of a TriStar warrant for each trust unit they owned and each StarPoint unitholder received 0.0210 of a TriStar warrant for each trust unit they owned. The merger was accounted for as an acquisition of StarPoint by Acclaim using the purchase method of accounting. An estimate of the allocation of the consideration paid to the fair value of the assets and liabilities is as follows, but is subject to change upon the final determination of fair values.

($000s)
Current assets	127,189
Property, plant and equipment	2,511,746
Goodwill	848,915
Accounts payable and accrued liabilities	(148,219)
Distributions payable	(22,662)
Long-term debt	(434,123)
Financial derivative liability	(57,785)
Convertible debentures – liability	(53,199)
Convertible debentures – equity	(8,691)
Future income taxes	(110,265)
Asset retirement obligations	(54,343)
2,598,563
Consideration was comprised of:
Issuance of 106,242,000 units of Canetic	2,562,563
Transaction costs	36,000
2,598,563

  Q2 2006 Canetic Resources Trust   3

3.

PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment ($000s)	June 30, 2006	December 31, 2005
Property, plant and equipment, at cost	4,650,066	1,955,472
Accumulated depletion and depreciation	(937,813)	(637,555)
	3,712,253	1,317,917

4.

LONG-TERM DEBT

Canetic has an unsecured, covenant based, extendible revolving credit facility of $1.1 billion including a $50.0 million working capital facility with a syndicate of chartered banks.  Canetic may draw under the credit facility by way of:

a)

Prime rate loans in Canadian dollars;

b)

U.S. base rate loans in U.S. dollars;

c)

Canadian and U.S. dollar Banker’s Acceptances;

d)

London Inter-Bank Offered Rate (“LIBOR”) loans in U.S. dollars; and

e)

Letters of Credit to be issued in Canadian or U.S. dollars.

The credit facility is available on a revolving basis for a period ending May 31, 2007. Canetic may request an extension of the revolving period for a maximum period of 364 days. In the event that the extension is not approved, the unutilized portion of the credit facility will be cancelled on the last day of the revolving period and any outstanding debt will be converted to a two year non-revolving loan repayable in four equal quarterly installments commencing on the first anniversary of the term period. Prime rate and U.S. base rate loans bear interest at the lenders’ prime rate. The rate charged on the other amounts drawn is based upon rates and fees outlined in the lending agreement. The effective interest rate on the credit facility for the six months ended June 30, 2006 was 4.67 percent (June 30, 2005 – 4.4 percent).

5.

ASSET RETIREMENT OBLIGATIONS

Future asset retirement obligations were estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its total asset retirement obligation to be $122.5 million (December 31, 2005 - $68.2 million) based on a total future liability of $344.6 million (December 31, 2005 - $216.5 million). The costs are expected to be incurred over an average period of 15 years. The estimated liability has been computed using a credit-adjusted risk-free discount rate of 8.0 percent and an inflation rate of 2.0 percent.

The following table reconciles Canetic’s asset retirement obligations.

Asset Retirement Obligations ($000s)	Six months ended June 30, 2006	Year ended December 31, 2005
Balance, beginning of period	68,235	58,649
Acquisition of StarPoint (Note 2)	54,343	–
Additions	1,473	1,551
Change in estimate	–	9,768
Settlement of liabilities during period	(5,924)	(6,293)
Accretion expense	4,908	4,560
Balance, end of period	123,035	68,235

Canetic Resources Trust   Q2 2006

6.

CONVERTIBLE DEBENTURES

Convertible Debentures	Units Available on Conversion (000s)	Amount ($000s)
i) 9.4% Convertible Debentures
Balance, December 31, 2005	–	–
Acquisition of StarPoint	576	9,255
Converted to units	(192)	(3,112)
Balance, June 30, 2006	384	6,143
ii) 6.5% Convertible Debentures
Balance, December 31, 2005	–	–
Acquisition of StarPoint	2,313	43,944
Converted to units	(1,260)	(24,001)
Balance, June 30, 2006	1,053	19,943
iii) 8% Convertible Debentures
Balance, December 31, 2004	4,501	72,901
Converted to units	(3,662)	(59,330)
Balance, December 31, 2005	839	13,571
Adjustment to conversion ratio	32	–
Converted to units	(302)	(4,712)
Balance, June 30, 2006	569	8,859
iv) 11% Convertible Debentures
Balance, December 31, 2004	560	6,562
Converted to units	(328)	(3,844)
Balance, December 31, 2005	232	2,718
Adjustment to conversion ratio	10	–
Converted to units	(72)	(813)
Balance, June 30, 2006	170	1,905
Total, June 30, 2006	2,176	36,850

The 9.4% extendible, unsecured, subordinated debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $16.02. During 2006, $3.1 million of 9.4% debentures were converted which resulted in the issuance of 192,000 trust units.

The 6.5% extendible, unsecured, subordinated debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $18.96. During 2006, $24.0 million of 6.5% debentures were converted which resulted in the issuance of 1,260,000 trust units.

On June 15, 2004, Acclaim issued $75.0 million, 8% convertible, extendible, unsecured, subordinated debentures. The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $15.56. During 2006, $4.7 million of 8% debentures were converted resulting in the issuance of 302,000 trust units.

In December 2002, Acclaim issued $45.0 million, 11% convertible, extendible, unsecured, subordinated debentures. The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $11.24 per unit. During 2006, $0.8 million of 11% debentures were converted which resulted in the issuance of 72,000 trust units.

In connection with the Arrangement, the fair value of the conversion feature of the 6.5% and 9.4% convertible debentures of $8.7 million was classified as equity. The fair value of the debentures upon acquisition and the allocation between liabilities and equity was determined based on the market price of the convertible debentures and an option pricing model. During 2006, $4.2 million was reclassified to capital upon conversion of the 6.5% and 9.4% debentures.

  Q2 2006 Canetic Resources Trust   5

7.

CAPITAL

	Six months ended June 30, 2006		Year ended December 31, 2005
a) Trust Units	Units	Amount	Units	Amount
	(000s)	($000s)	(000s) (Restated-Note 1)	($000s)
Balance, beginning of period	91,583	1,087,459	86,313	1,003,294
Issued for cash
Pursuant to equity offerings, net of costs	–	–	–	(350)
Employee unit savings plan	110	2,532	89	1,646
Distribution reinvestment plan	624	13,818	456	8,492
Issued pursuant to Arrangement	106,242	2,562,563	–	–
Properties contributed to TriStar (Note 2)	–	(5,000)	–	–
Conversion of debentures	1,826	36,836	3,990	63,174
Conversion of exchangeable shares	358	3,804	357	4,033
Unit award incentive plan	1,792	40,884	378	7,170
Balance, end of period	202,535	3,742,896	91,583	1,087,459

b) Exchangeable Shares	Units	Amount
	(000s) (Restated - Note 1)	($000s)
Balance, December 31, 2004	673	7,837
Shares exchanged	(357)	(4,033)
Adjustment to exchange ratio	42	–
Balance, December 31, 2005	358	3,804
Shares exchanged	(358)	(3,804)
Balance, June 30, 2006	–	–

Pursuant to the Arrangement, all exchangeable shares were exchanged into units.

c)

On January 5, 2006, the Board of Directors of Canetic approved a Restricted Trust Unit (“RTU”) and Performance Trust Unit (“PTU”) incentive plan (the “Plan”). Under the terms of the Plan, both RTU’s and PTU’s may be granted to directors, officers, employees of, and consultants and services providers to the Trust or any of its subsidiaries. The number of trust units issued pursuant to the Plan are adjusted for the value of the distributions from the time of the granting to the time when the trust units are issued. PTU’s are also adjusted based on the Trust’s performance relative to the performance of a group of comparable publicly traded oil and gas royalty trusts or other performance criteria determined by the Board of Directors.

For the six months ended June 30, 2006, the Trust recorded a compensation expense of $18.7 million (2005 - $5.1 million) and capitalized unit-based compensation of $6.7 million (2005 – $nil). Upon vesting, the rights may be settled in trust units or cash at the option of the holder subject to approval by the Trust. The June 30, 2006 compensation liability of $24.6 million (December 31, 2005 - $10.1 million) has been classified as a current liability and the compensation liability is remeasured each period at the current market price of outstanding rights. The December 31, 2005 compensation liability of $40.8 million was recorded as contributed surplus, as the liability was settled in units.  The June 30, 2006, compensation ability was based on the period end closing price of $23.10 and management’s estimate of the number of RTU’s and PTU’s outstanding.

Canetic Resources Trust   Q2 2006

The following table summarizes the number of RTU’s and PTU’s outstanding under the Plan:

	RTU's	PTU's
Granted	716,869	1,667,473
Forfeited	(32,367)	(59,620)
Balance, June 30, 2006	684,502	1,607,853

8.

DISTRIBUTIONS TO UNITHOLDERS

The following distributions have been declared to unitholders:

	$/Unit	Amount ($000s)
Balance, December 31, 2005	6.338	525,581
January, 2006	0.23	46,161
February, 2006	0.23	46,222
March, 2006	0.23	46,251
April, 2006	0.23	46,460
May, 2006	0.23	46,525
June, 2006	0.23	46,582
	1.38	278,201
Balance, June 30, 2006	7.718	803,782

9.

FINANCIAL DERIVATIVE INSTRUMENTS

The following financial derivative contracts have been put in place as noted below:

Future Commodity Contracts

Daily Quantity	Contract Price	Term
Natural Gas – Collars (AECO)
5,000 Gj/d	CAD $7.00 - $9.50	April 1, 2006 – October 31, 2006
5,000 Gj/d	CAD $7.00 - $9.75	April 1, 2006 – October 31, 2006
5,000 Gj/d	CAD $8.00 - $12.00	April 1, 2006 – October 31, 2006
5,000 Gj/d	CAD $8.50 - $12.70	April 1, 2006 – October 31, 2006
5,000 Gj/d	CAD $8.00 - $13.80	April 1, 2006 – October 31, 2006
10,000 Gj/d	CAD $8.00 - $11.25	April 1, 2006 – October 31, 2006
20,000 Gj/d	CAD $5.00 - $7.50	July 1, 2006 – October 31, 2006
10,000 Gj/d	CAD $8.00 - $14.50	November 1, 2006 – March 31, 2007
5,000 Gj/d	CAD $8.00 - $15.60	November 1, 2006 – March 31, 2007
10,000 Gj/d	CAD $9.00 - $15.00	November 1, 2006 – March 31, 2007
20,000 Gj/d	CAD $7.00 - $11.10	November 1, 2006 – March 31, 2007
10,000 Gj/d	CAD $7.50 - $14.00	January 1, 2007 – March 31, 2007
10,000 Gj/d	CAD $7.50 - $14.20	January 1, 2007 – March 31, 2007
5,000 Gj/d	CAD $7.00 - $12.45	January 1, 2007 – March 31, 2007
5,000 Gj/d	CAD $7.35 - $11.00	April 1, 2007 – October 31, 2007
5,000 Gj/d	CAD $7.50 - $11.00	April 1, 2007 – October 31, 2007
5,000 Gj/d	CAD $7.50 - $11.40	April 1, 2007 – October 31, 2007
5,000 Gj/d	CAD $7.50 - $11.45	April 1, 2007 – October 31, 2007
Natural Gas – Fixed Price Contracts (AECO)
28,000 Gj/d	CDN $7.77	May 1, 2006 – December 31,2006
2,000 Gj/d	CDN $8.91	July 1, 2006 – December 31, 2006
5,000 Gj/d	CDN $8.47	January 1, 2007 – December 31, 2007

  Q2 2006 Canetic Resources Trust   7

Crude Oil – Collars (WTI)
500 bbl/d	US $50.00 - $64.00	July 1, 2006 – September 30, 2006
1,000 bbl/d	US $40.00 - $50.87	January 1, 2006 – December 31, 2006
1,000 bbl/d	US $40.00 - $52.90	January 1, 2006 – December 31, 2006
500 bbl/d	US $45.00 - $67.00	January 1, 2006 – December 31, 2006
1,000 bbl/d	US $50.00 - $80.28	January 1, 2006 – December 31, 2006
1,000 bbl/d	US $60.00 - $75.00	January 1, 2006 – December 31, 2006
1,000 bbl/d	US $60.00 - $75.15	January 1, 2006 – December 31, 2006
1,000 bbl/d	US $50.00 - $77.00	January 1, 2007 – December 31, 2007
1,000 bbl/d	US $53.00 - $77.00	January 1, 2007 – December 31, 2007
2,000 bbl/d	US $60.00 - $77.00	January 1, 2007 – December 31, 2007
1,000 bbl/d	US $60.00 - $80.05	January 1, 2007 – December 31, 2007
1,000 bbl/d	US $65.00 - $85.55	January 1, 2008 – December 31, 2008
1,000 bbl/d	US $65.00 - $79.25	January 1, 2008 – December 31, 2008
1,000 bbl/d	US $65.00 - $79.70	January 1, 2008 – December 31, 2008
1,000 bbl/d	US $65.00 - $81.50	January 1, 2008 – December 31, 2008
Crude Oil – Three-Way Call Spread Collars (WTI)
1,000 bbl/d	US $45.00 – 52.90 – 54.95 Participation	January 1, 2006 – December 31, 2006
Crude Oil – Participating Swaps (WTI)
500 bbl/d	US $45.00 + 79% Participation	January 1, 2006 – December 31, 2006
500 bbl/d	US $50.00 + 55% Participation	January 1, 2006 – December 31, 2006
Crude Oil – Fixed Price Contracts (WTI)
2,250 bbl/d	CDN $64.56	April 1, 2006 – December 31, 2006
3,500 bbl/d	CDN $70.70	April 1, 2006 – December 31, 2007
1,000 bbl/d	CDN $67.88	July 1, 2006 – December 31, 2006
4,500 bbl/d	CDN $64.58	January 1, 2007 – December 31, 2007
1,000 bbl/d	US $48.12	January 1, 2006 – December 31, 2007
500 bbl/d	US $48.08	January 1, 2006 – December 31, 2007
Alberta Power – Fixed Price Contracts (Alberta Power Pool)
2 MWh	CDN $47.50	January 1, 2005 – December 31, 2006
5 MWh	CDN $48.25	January 1, 2006 – December 31, 2006

The estimated fair value of financial derivative instruments is based on quoted market prices.  The following reconciles the movement in fair value of the financial derivative instruments:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Fair value, beginning of period	$ (84,579)	$ (69,195)	$ (31,728)	$ (13,911)
Fair value, end of period	(82,207)	(62,390)	(82,207)	(62,390)
Change in fair value of commodity contracts	2,372	6,805	(50,479)	(48,479)
Amortization of deferred financial derivative loss	–	(822)	–	(1,677)
Acquisition of StarPoint (Note 2)	–	–	57,785	–
Unrealized gain (loss)	2,372	5,983	7,306	(50,156)
Realized loss on financial derivatives	(5,646)	(16,471)	(13,675)	(27,571)
	$ (3,274)	$ (10,488)	$ (6,369)	$ (77,727)

Canetic Resources Trust   Q2 2006

10.

FUTURE INCOME TAXES

During the three months ended June 30, 2006, Canetic recorded a future tax recovery of $59.6 million.  This is compared to a recovery of $19.4 million in the previous quarter.  The relative increase is primarily due to federal and provincial tax rate reductions which were enacted during the second quarter of 2006.

11.

CONTINGENCY

On December 12, 2004, a gas release occurred at a Canetic operated well site west of the city of Edmonton, Alberta. The well was not producing at the time of the incident.

At the time, Canetic carried control of well and general liability insurance in the amount of $10.0 million and $50.0 million less applicable deductibles, respectively. Total costs associated with the incident are currently estimated at $50.0 million. Canetic is currently working through the remaining claims with its insurers. At June 30, 2006, costs approximating $50.0 million have been incurred of which $49.4 million has been paid to suppliers for services provided. Insurance recoveries to date total $35.0 million. Although certain costs associated with the claim will not be recovered, we do not expect such amounts to be material.

  Q2 2006 Canetic Resources Trust   9

CORPORATE INFORMATION

OFFICERS AND SENIOR MANAGEMENT

J. Paul Charron, CA
President and Chief Executive Officer

David J. Broshko, CA
Vice President, Finance and Chief Financial Officer

Richard J. Tiede, P.Eng
Vice President, Business Development

Wesley R. Morningstar, P.Geol
Vice President, Exploitation and Development

Mark P. Fitzgerald, MBA, P.Eng
Vice President, Operations

Brian D. Evans, LLB
Vice President, General Counsel and Secretary

David M. Sterna
Vice President, Corporate Planning and Marketing

Donald W. Robson
Vice President, Land

Keith S. Rockley
Vice President, Human Resources
& Corporate Administration

DIRECTORS

Jack C. Lee, Calgary, Alberta
Chairman

Robert G. Brawn, P.Eng, Calgary, Alberta
Chairman, Emeritus and Director

J. Paul Charron, CA, Calgary, Alberta
President, Chief Executive Officer and Director

Paul Colborne, Calgary, Alberta

Peter W. Comber, MBA, CA, Toronto, Ontario

Murray M. Frame, Calgary, Alberta

Daryl Gilbert, P.Eng, Calgary, Alberta

Nancy M. Laird, MBA, Calgary, Alberta

R. Gregory Rich, MBA, P.Eng, Houston, Texas

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

INVESTOR RELATIONS

Telephone: (403) 539-6300
Investor Toll Free: 1-877-539-6300
E-mail: info@canetictrust.com

BANKERS

Bank of Montreal
The Toronto Dominion Bank
Canadian Imperial Bank of Commerce
The Bank of Nova Scotia
Royal Bank of Canada
BNP Paribas (Canada)
Alberta Treasury Branches
National Bank of Canada
Union Bank of California, NA
Deutsche Bank AG
HSBC Bank Canada
Société Générale (Canada)
Canadian Western Bank

PETROLEUM CONSULTANTS

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Sproule Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

Dorsey & Whitney LLP
New York, NY; Vancouver, BC

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

Computershare Trust Company, Inc.
Golden, Colorado

STOCK EXCHANGE LISTING

Toronto Stock Exchange: CNE.UN
New York Stock Exchange: CNE

Debentures: CNE.DB.A 9.4%; CNE.DB.B 6.5%; CNE.DB.C 8.0%; CNE.DB.D 11.0%

Canetic Resources Trust   Q2 2006

  Q2 2006 Canetic Resources Trust   11